Filed by FS Development Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FS Development Corp. II

Commission File No. 001-40067

Date: July 9, 2021

FS Development Corp II Transcript	Transcribed By: FINSIGHT 530 7th Avenue New York, NY 10018

DISCLAIMER:

FINSIGHT makes every effort to ensure an accurate transcription. Enclosed is the output of transcribing from an audio recording. Although the transcription is largely accurate, in some cases, it may be incomplete or inaccurate due to inaudible passages or transcription errors. This transcript is provided as an aid to understanding but should not be treated as an authoritative record. FINSIGHT makes no representations or warranties to the accuracy and completeness of this transcript.

Marketing Video Transcript

Slide 1

Heidi Henson

Hello and thank you for joining us. The purpose of today’s call is to provide an overview of the proposed merger of Pardes Biosciences with FS Development Corp II, a special purpose acquisition company sponsored by Foresite Capital. Joining us on the call today is Dr Uri Lopatin, CEO and co-founder, Lee Arnold, Chief Scientific Officer and co-founder, Brian Kearney, Chief Development Officer, and myself, Heidi Henson, Chief Financial Officer.

Slides 2 and 3

Please note that today’s presentation is neither an offering of securities nor a solicitation of a proxy vote. The information discussed today is qualified in its entirety by the registration statement on form S-4 containing a prospectus and proxy statement that FS Development Corp II will file with the SEC in the near future. The shareholders of FS Development Corp II are urged to read those filings carefully when they become available as they will contain important information about the proposed transaction. A full press release regarding the proposed combination, as well as any materials referenced on today’s call, will be filed with the SEC by FS Development Corp II and are available for download without charge at the SEC’s website www.sec.gov. Additionally, during this call we will make certain forward looking statements that reflect our current views related to our future financial performance, future events, and industry market conditions, as well as forward looking statements related to the business combination, including the timing proceeds and benefits of the transaction, as well as statements about the potential benefits of our drug candidates, the timing and success of our drug development activities, and proposed clinical programs and when data will be available, the scale and accessibility of market opportunities and the cash position and plans of the combined company. Commentary on these topics constitute forward looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act. We refer you to the registration statement on form S4 that will be filed in the near future by FS Development Corp II and made available on the SEC’s website. The registration statement on form S-4 will contain additional information on risks and uncertainties that could influence actual results and cause them to differ materially from our current expectations particularly those in the section titled risk factors. Some of these risk factors are also summarized at the end of the material.

Slide 4

Now I would like to provide an overview of the transaction. In addition to the funds available within the SPAC, leading institutional and strategic investors have also committed to $75M in a common stock PIPE. This transaction is expected to close in Q3. I will now turn the presentation over to Dr Lopatin.

Uri Lopatin

Thank you Heidi.

Slide 5

I’m excited today to introduce you all to Pardes Biosciences. We founded Pardes Biosciences because we believed that COVID-19, one of the most significant medical problems in our lifetime would require new oral direct acting antivirals to treat and prevent coronavirus infections and that our tunable reversible covalent chemistry platform could be applied to rapidly develop such oral inhibitors of the viral protease as potential drugs for use as a treatment and prevention of SARS-CoV-2 infections. While we believe that our chemistry platform has broad capabilities, the emergence of novel variants like delta has strengthened our belief in the importance of rapidly developing effective oral antivirals against SARS-CoV-2 as a priority. And we look forward to telling you know about PBI-0451, our lead candidate for our oral coronavirus protease inhibitor program.

Slide 6

I’m Dr Lopatin, CEO and infectious disease specialist by training. I’m joined here today by Heidi Henson, our CFO, who brings over 20 years of experience in corporate finance and has completed numerous public transactions. Additionally, our Chief Scientific Officer and co-founder Dr Lee Arnold, the inventor of Tarceva, and who was most recently Senior Vice President of Research at Kinnate. Lee has been involved in the advancement of over 13 new chemical entities into development. Our Chief Development Officer, Dr Brian Kearney joins us as well. After 20 years at Gilead one of the world’s premier antiviral companies where he built clinical pharmacology and early development capabilities and subsequently led development programs and regulatory submissions for what became the standard of care for treatment of HIV and HCV. In total, Brian has played key scientific and leadership roles, leading to the approval of 15 new medicines.

Slide 7

On slide 7 we should start with the context that the old normal was a normal where non-influenza upper respiratory infections already caused a significant burden of disease with billions of direct and indirect costs which we absorbed because we believed that there was nothing we could do. As you can see from the graphs on the right, coronavirus, in purple, has been reported to represent both a significant percentage of this upper respiratory viral disease overall and an even more significant fraction when compared to influenza in green.

Slide 8

On slide 8, as we think of what a new normal will look like moving forward it will likely be a normal with SARS-CoV-2 added to dispersion of disease since it is becoming increasingly concerning that SARS-CoV-2 will persist with many experts anticipating that it will be like influenza. Unfortunately, a SARS-CoV-2 which looks like influenza is potentially quite serious.

Slide 9

As SARS-CoV-2 has been associated with both higher morbidity and mortality than the flu and also has the potential for a so-called long COVID syndrome where patients can continue to suffer symptoms for weeks or months after infection even after initially mild disease.

Slide 10

As we think what this market might look like, we anticipate that the world in 2022 moving forward has the potential to be very different than what it was looking backwards from 2018. Importantly, we now believe there is something we can do. Increases in telemedicine and point of care diagnostics have the potential to drive increased testing, screening, and diagnosis for individuals with upper respiratory infections.

If we see a prevalence of even 1/10th that of symptomatic influenza in the U. S. each year, this could equate to over 3M cases per year. If we assume that each person then has the potential to expose slightly more than 2 other individuals: spouses, children, partners or coworkers, then between treatment and prevention, which we believe is extremely important, we arrive at almost 12M individuals a year. If we add to this the potential for stockpiling even if only 1% of the population, this has the potential to be an extremely significant market, US-only.

Slide 11

We anticipate this market will persist because vaccines, while excellent, are likely not to be sufficient. Their protection is not perfect and the viruses continue to evolve. Since vaccine protection is better against the past than the future, we and others believe that the arsenal will require pills as potential oral therapies as well.

Slide 12

On slide 12 as we look across this arsenal, while vaccines and antibodies are scientific triumphs, we already see the results of the virus evolving. While viral polymerases are other potential targets for oral antivirals. For reasons we will describe shortly, we believe the viral protease is a more promising target.

Slide 13

We have executed on this belief rapidly since founding the company in February of last year. Soon after the virus was first described, we initiated our chemistry in April and filed our first patents later that month. We nominated our development candidate in December and recently completed our clinically enabling preclinical studies. Our ability to execute rapidly has been the testament to the team and to the chemistry platform they brought to bear. With that, let me turn the slides over to Dr Lee Arnold our CSO to discuss the chemistry.

Lee Arnold: Thank Uri.

Slide 14

Pardes’ platform is based on chemistry that are both reversible in nature and tunable in their reactivity. This differs from the reversible interaction that most drug molecules with their target protein in which the drug blocks the function of the target by occupying a key site on it without forming any covalent bond. Our approach also differs from recent irreversible inhibitors that form a permanent bond with the target and never depart but irreversible inhibitors may also suffer from off-target reactions with other biological molecules that can limit their suitability as drugs and may cause undesirable side effects. In the part of the approach, the formation of a temporary chemical bond with the target protein has the potential to enhance the potency and selectivity of the investigational new drug.

Slide 15

Because the main protease of SARS-CoV-2 virus is absolutely essential in the earliest aspects of Covid 19 infection, it represents an attractive druggable target. For many reasons from its chemistry to its biology, we recognized early on that a reversible chemistry platform could be a powerful approach for targeting this main viral protease and effectively impeding the progression of the infection. Doctor Lopatin will now elaborate more on why we believe this constitutes an effective antiviral approach.

Slide 16

Uri Lopatin

Thank you Lee. It’s easiest to understand why the main protease is a promising target in the context of the viral life cycle. On slide 16 at the top left of the slide you can see the virus in orange entering the cell. After entry, the viral RNA is released which instructs the cell to make a big polyprotein which has to be cut 16 times in order to release the machinery that assembles seen at the bottom of the slide into a replication factory that can produce new viruses that as you can see moving up and to the right all released from the cell to infect new cells. The cleavage of that polyprotein in gray happens as a result of the main protease depicted as scissors, called the main proteases, because it cuts 11 of the 16 required times. This is one of the earliest steps in the viral life cycle.

Slide 17

If you block this step, you block everything else in the viral life cycle and importantly, the viral protease is a uniquely viral target and one that is required for every known coronavirus, from SARS to the common cold, including SARS-CoV-2 and the novel emerging SARS-CoV-2 variant. If you break the protease function, you would expect to inhibit everything downstream of its activity as shown in red on slide 17.

Slide 18

On slide 18 you see a cartoon representing a model of this protease which is assembled from structures of all the known coronaviruses that infect humans with different colors representing differences between them. The Pardes team led by Dr. Arnold designs small molecules which fit into the conserved pocket represented in white, which if found successfully you might expect to inhibit each of these proteases and because these molecules were designed to work broadly, you might expect that it would be challenging for the virus to develop resistance to such drugs. That was the theory.

Slide 19

And on slide 19, you can see this is also what we found. On the table on the left, you can see the potency of our development candidate, PBI-0451 against the viral protease of different coronaviruses ranging from SARS-CoV-2 on the top to common cold viruses on the bottom. Here lower numbers are better as this suggests less drug is required to inhibit the activity of the viral protease.

Slide 20

We were extremely happy to see that this activity also translated to multiple cell-based viral infection assays. Together with collaborators at Vanderbilt University, we tested PBI-0451 against SARS-CoV-2 viral infection of multiple cell lines. On the bottom of this slide you see 2 graphs representing the effect of PBI-0451 on inhibiting virus replication in cells, in this case lung like cells called pneumocytes. On the left axis, we see that addition of drug represented on the X-axis resulted in multi log reduction of viral replication presented on the Y-axis. On the right hand graph we see the 50% mark for this activity occurred at 8nM in the absence of toxicity to cells shown by the flat redline at zero percent. This potency matters because we will want to exceed on multiple this concentration of drug in the blood when we treat patients. So the lower this number is, the better.

Slide 21

On the next slide, we showed that we found similar potency for PBI-0451, depicted on the left, across multiple other cell lines using different markers for viral replication as well. Importantly, as compared to historical data generated by the same team at Vanderbilt University Medical Center, when looking at other drugs that inhibit the viral polymerase in this case, drugs which have shown activity in clinics such as Remdesivir and NHC, the active form of Molnupiravir, you’re able to see that PBI-0451 demonstrated the potential for greater potency against these same markers of viral replication.Let me now turn the slides over to our Chief Development Officer, Brian Kearney, to talk about our non-clinical and clinical development program.

Brian Kearney

Thank you Dr. Lopatin.

Slide 22

At Pardes, as we believe the ideal anti-COVID-19 drug is orally self-administered to facilitate early use to prevent people from becoming severely ill or from becoming sick upon exposure to someone infected. In the process of nominating our first clinical development candidate, we identified compounds with good drug like properties, oral bioavailability and biodistribution in nonclinical species and favorable in vitro and in vivo pharmacokinetics. Based on the totality of non-clinical data, we anticipate our lead candidate PBI-0451 has the potential to demonstrate a favorable pharmacokinetic profile in human and achieve exposures expected to suppress viral replication when dosed orally at clinically and minimal doses and dosing frequencies.

Slide 23

PBI-0451 had been extensively profiled nonclinically, including in pharmacokinetic and toxicology studies in accordance with scientific standards, including if applicable good laboratory practices, to enable entry into human clinical testing. 451 has not been associated with adverse findings in preliminary results for GLP toxicology studies, including in vivo at doses and exposures substantially in excess of those we anticipate to result in clinically meaningful antiviral activity.

Slide 24

We are excited to begin phase 1 testing of 451. Our phase 1 program intends to rapidly assess the single and multiple dose pharmacokinetics of 451, and efficiently inform subsequent studies for the treatment and prophylaxis of COVID-19. Our treatment study is envisioned as a seamless phase 2/3 design with an interim analysis intended to establish antiviral activity 451 and inform phase 3 dose selection. We also intend to initiate a complementary phase 3 prophylaxis study targeting enrollment of documented primary contacts of patients screened for our treatment study and those exposed generally. We look forward to meeting with regulatory agencies regarding details of our program including specifics on study design, endpoints and mechanisms to accelerate the availability of 451 to patients in need, including as available emergency use. We intend to enter clinical testing of 451 early in the third quarter to establish its tolerability, safety and pharmacokinetic to ascertain the dose and dosing regimen to enable phase 2 and phase 3 testing as soon as possible in the first half of 2022. We believe that leveraging these complementary studies of treatment and prophylaxis of COVID-19 will enable us to efficiently enroll the number of subjects needed to most rapidly support the approval of 451. I will now turn the presentation back to Dr. Lopatin.

Uri Lopatin

Thank you Brian.

Slide 26

As just noted, we anticipate that our lead program will enter clinic in the third quarter of this year with the potential to report our first in human data later this year. We anticipate entry into a potentially registrational set of studies early next year with the possibility of early biomarker readouts in the first half of 2022. We are continuing to invest in our second-generation program and we expect to initiate IND enabling studies for our next generation early in next year. Finally, we have also initiated programs applying our chemistry platform both to other viral and non-viral targets and we anticipate speaking with you about those next year as well. Let me return to Heidi to discuss our financing and use of proceeds.

Heidi Henson

Thank you Uri.

Slide 27

The company raised $52M in their series A financing in January of this year. These funds will be used to conduct our phase 1 study, complete scale up of manufacturing in preparation for the phase 2/3 next year, build out the company’s discovery platform and its infrastructure. The proceeds from this transaction will enable the company to start the phase 2 clinical study next year, scale-up manufacturing to prepare for a potential commercial launch in 2023 and advance our additional programs towards the clinic. It will also enable the company to continue to build out its scientific, clinical and commercial infrastructure.

Slide 28-33 – Risk Factors

Slide 34

Uri Lopatin

Thank you Heidi and thank you everyone for joining us today. We are extremely excited about the proposed merger and opportunity this affords us to focus on continuing to advance our lead program PBI-0451 towards clinic while expanding our pipeline based on our tunable reversible covalent chemistry platform. As you continue to see the ongoing and global impact of SARS-CoV-2 infections we feel privileged to be working on a program that has the potential to impact such a global enormous need. We look forward to communicating with you as we complete this merger and as we work towards ending this pandemic and hopefully preventing a next one. Thank you.

****

Information Regarding Merger and Where to Find It

This communication is being made in respect of the proposed business combination involving Pardes Biosciences, Inc. (“Pardes”) and FS Development Corp. II. A full description of the terms of the business combination will be provided in a registration statement on Form S-4 to be filed with the SEC by FS Development Corp. II that will include a prospectus with respect to the combined company’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of FS Development Corp. II to vote on the business combination. FS Development Corp. II urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/ prospectus as well as other documents filed with the SEC because these documents will contain important information about FS Development Corp. II, Pardes and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of FS Development Corp. II as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: FS Development Corp. II, Attn: Secretary, 900 Larkspur Landing Circle, Suite 150, Larkspur, California 94939. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

FS Development Corp. II and Pardes and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed business combination described in this communication under the rules of the SEC. Information about the directors and executive officers of FS Development Corp. II is set forth in FS Development Corp. II’s final prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the “Securities Act”) on February 18, 2021, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: FS Development Corp. II, Attn: Secretary, 900 Larkspur Landing Circle, Suite 150, Larkspur, California 94939. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the FS Development Corp. II shareholders in connection with the proposed business combination will be set forth in the registration statement containing the proxy statement/prospectus for the proposed business combination when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this communication, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this communication include, but are not limited to, statements regarding the proposed business combination, including the timing and structure of the business combination, the proceeds of the business combination, and the benefits of the business combination, as well as statements about the potential attributes and benefits of Pardes’ product candidates and the format and timing of Pardes’ product development activities and clinical trials. We cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the ability to complete the business combination due to the failure to obtain approval from FS Development Corp. II’s shareholders or satisfy other closing conditions in the Merger Agreement, the occurrence of any event that could give rise to the termination of the Merger Agreement, the ability to recognize the anticipated benefits of the business combination, the outcome of any legal proceedings that may be instituted against FS Development Corp. II or Pardes following announcement of the proposed business combination and related transactions, development of competing therapeutic treatments for COVID-19 on Pardes’ business and/or the ability of the parties to complete the business combination, the ability to obtain or maintain the listing of FS Development Corp. II’s common stock on Nasdaq following the proposed business combination, costs related to the proposed business combination, changes in applicable laws or regulations, the possibility that FS Development Corp. II or Pardes may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those to be included under the header “Risk Factors” in the registration statement on Form S-4 to be filed by FS Development Corp. II with the SEC and those included under the header “Risk Factors” in the final prospectus of FS Development Corp. II related to its initial public offering. Most of these factors are outside of FS Development Corp. II’s and Pardes’ control and are difficult to predict. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Media Contact

Andrea Heuer, Consort Partners

pardesbio@consortpartners.com